
02003641

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 37407

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/4/02 FV

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RDSC, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Main Street
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis B. DeTemple, Treasurer — 513-621-2875
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Decosimo and Company, PLL
(Name - *If individual, state: last, first, middle name*)

Atrium One, Suite 1515, 201 East Fourth Street	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louis B. DeTemple, Treasurer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RDSC, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Louis B. DeTemple
Signature

Treasurer
Title

Terry R. Myrick
Notary Public

TERRY R. MYRICK
Notary Public, State of Ohio
My Commission Expires Sept. 21, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RDSC, LLC

CONTENTS

JOSEPH DECOSIMO AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

AN OHIO REGISTERED PARTNERSHIP HAVING LIMITED LIABILITY

Private Companies Practice Section | **Member AICPA Division for CPA Firms** | **SEC Practice Section**

REPORT OF INDEPENDENT ACCOUNTANTS

Management Board and Members
RDSC, LLC
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of RDSC, LLC as of December 31, 2001, and the related statements of income, member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RDSC, LLC as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Decosimo and Company, PLL

Cincinnati, Ohio
January 25, 2002

RDSC, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS	
Cash and Cash Equivalents	$ 157,487
Receivables	51,618
Equipment and Furniture, net of accumulated depreciation of $42,459	8,083
TOTAL ASSETS	$ 217,188
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts Payable and Accrued Expenses	$ 44,362
MEMBER'S EQUITY	172,826
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 217,188

The accompanying notes are an integral part of the financial statements.

RDSC, LLC

STATEMENT OF INCOME

Year Ended December 31, 2001

REVENUES	
Commission Income	$ 691,927
Other Brokerage Revenue	61,281
	753,208
OPERATING EXPENSES	
Compensation and Employee Benefits	220,255
Occupancy Expenses	55,520
General and Administrative Expenses	197,003
Clearing Expense	203,345
	676,123
INCOME FROM OPERATIONS	77,085
INTEREST INCOME	834
INCOME BEFORE PROVISION FOR LOCAL INCOME TAXES	77,919
Provision for Local Income Taxes	2,200
NET INCOME	$ 75,719

The accompanying notes are an integral part of the financial statements.

RDSC, LLC

STATEMENT OF MEMBER'S EQUITY

Year Ended December 31, 2001

BALANCE - January 1, 2001	$ 97,107
Net Income	75,719
BALANCE - December 31, 2001	**$ 172,826**

The accompanying notes are an integral part of the financial statements.

RDSC, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash Received from Clients	$ 759,303
Cash Paid to Suppliers and Employees	(646,700)
Interest Received	834
Income Taxes Paid	(2,200)
NET INCREASE IN CASH AND CASH EQUIVALENTS	111,237
CASH AND CASH EQUIVALENTS - beginning of year	46,250
CASH AND CASH EQUIVALENTS - end of year	$ 157,487

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net Income	$ 75,719
Depreciation	5,632
Changes in Operating Assets and Liabilities -	
Decrease in -	
Receivables	6,095
Increase in -	
Accounts Payable and Accrued Expenses	23,791
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 111,237

The accompanying notes are an integral part of the financial statements.

RDSC, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the company are as follows:

DESCRIPTION OF BUSINESS - RDSC, LLC, an Ohio limited liability company, operates as a registered securities broker and dealer. The company does not carry security accounts for customers or perform custodial functions relating to customer securities and clears all transactions through a clearing service. The company's offices are located in Cincinnati, Ohio and the company transacts business on the world markets for clients principally in the midwestern and southeastern United States.

The company is a wholly-owned subsidiary of Sena Weller Rohs Williams Inc.

CASH AND CASH EQUIVALENTS - The company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The company maintains at various financial institutions cash and cash equivalent accounts which may exceed federally insured amounts at times and which may at times significantly exceed balance sheet amounts due to outstanding checks.

EQUIPMENT AND FURNITURE - Equipment and furniture are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

Depreciation is provided using the accelerated method over the estimated useful lives of the depreciable assets.

REVENUES - The company records commission revenue and expense arising from securities transactions on a settlement date basis, generally the third business day following the transaction date, except option transactions which settle in one day.

ESTIMATES AND UNCERTAINTIES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES - The company has elected to be taxed as a limited liability company under the provisions of Section 7701 of the Internal Revenue Code. Each member is personally liable for their proportionate share of the company's federal and state taxable income. Therefore, no provision or liability for federal and state income taxes is reflected in these financial statements. The provision for income taxes consists solely of city income taxes.

RDSC, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

LIMITED LIABILITY CORPORATION FORMATION

RDSC, LLC was formed on July 16, 2001, with Sena Weller Rohs Williams Inc. as its sole member. On September 1, 2001, Sena Weller Rohs Williams Inc. transferred all of the assets and liabilities associated with its operations as a broker and dealer in securities to RDSC, LLC. This transfer was recorded at the carrying amount of the parent company.

The financial statements of RDSC, LLC have been prepared as though the transfer of assets and liabilities had occurred on January 1, 2001.

RELATED PARTY TRANSACTIONS

Sena Weller Rohs Williams, LLC (SWRW, LLC), a wholly-owned subsidiary of Sena Weller Rohs Williams, Inc. shares office space with the company and pays substantially all expenses of the company. The company reimburses SWRW, LLC for its share of all expenses on a monthly basis. These expenses included $40,546 in rent expense for the year ended December 31, 2001, that was paid to another company under common control. Accounts payable as of December 31, 2001, included $42,907 payable to SWRW, LLC.

SWRW, LLC is a registered investment advisor and its portfolio managers place certain securities trades on behalf of their customers through RDSC, LLC. These trades made up approximately 75% of the commission income for RDSC, LLC for the year ended December 31, 2001./

NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The company's net capital requirement was $50,000 as of December 31, 2001, and its defined net capital and net capital ratio were $154,570 and 0.29 to 1 at December 31, 2001.

There were no liabilities subordinated to claims of creditors as of December 31, 2001 or during the year then ended.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RDSC, LLC as of December 31, 2001

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Condition			$ 172,826	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			172,826	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 11,131	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600		
D. Other deductions and/or charges	4,000	3610	(15,131)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 157,695	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	3,125	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(3,125)	3740
10. Net Capital			$ 154,570	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RDSC, LLC as of December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Item		Amount	Code
11. Minimum net capital required (6-2/3% of line 19)	$	2,957	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	104,570	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	150,134	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item			Code		Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition				$	44,362	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	44,362	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	.29	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item		Amount	Code
22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II A

BROKER OR DEALER RDSC, LLC **as of** December 31, 2001

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)-$2,500 capital category as per Rule 15c3-1 ______ 4550

B. (k) (2) (A)-" Special Account for the Exclusive Benefit of customers" maintained ______ 4560

C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm First Clearing Corporation 4335 ______ 4570

D. (k) (3)-Exempted by order of the Commission ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), *which have not been deducted In the computation of Net Capital.*

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL$	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation Pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

RDSC, LLC

FINANCIAL AND OPERATIONAL COMBINED

UNIFORM SINGLE REPORT

December 31, 2001

NONALLOWABLE ASSETS

Clearing Account > $25,000	$ 3,048
Equipment and Improvements	8,083
	$ 11,131

MONEY MARKET FUND	Market Value	Haircut
Evergreen Money Market Portfolio	$ 156,269	$ 3,125

NET CAPITAL RECONCILIATION

Net Capital Per Unaudited Part IIA	$ 154,565
Rounding Differences	5
	$ 154,570

CONFIDENTIAL

RDSC, LLC

FINANCIAL STATEMENTS, AUDIT REPORT AND SUPPLEMENTARY INFORMATION

December 31, 2001